PALMER SQUARE OPPORTUNISTIC INCOME FUND
2000 Shawnee Mission Parkway, Suite 300
Mission Woods, Kansas 66205

VIA EDGAR

August 8, 2017

Mr. Kenneth Ellington
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Re:	Palmer Square Opportunistic Income Fund -Shareholder Reports

This letter summarizes the comments provided by Mr. Kenneth Ellington of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on July 12, 2017, regarding Sarbanes Oxley Act review of shareholder reports on Form N-CSR for the Palmer Square Opportunistic Income Fund (811-22969) (the “Fund”). Responses to all the comments are included below:

1.
Please provide accounting standards used by the Fund to recognize income when received from CLO subordinated notes or CLO equity investments (“CLO equities”) rather than the effective interest method in accordance with ASC 325-40.

Response: Cash flow distributions from CLOs start with the senior most debt tranches and flow down to the equity tranche. The CLO equity tranche is at the bottom of the cash flow distributions waterfall. The equity tranche does not have a stated interest coupon but instead receive variable returns based on the residual performance of the CLO's assets after payments made on the CLO debt tranches. In addition, the holders of CLO equities are often referred to as being in the "first loss" position on the CLO: any reduction in the portfolio return, whether from principal losses or from lower portfolio yields, is borne first by the holders of the CLO equities through a reduction in interest proceeds otherwise be distributed to the holders of CLO equities. Some principal and interest coverage covenants further provide that interest proceeds that would otherwise be distributed to the holders of CLO equities be diverted to pay down principal on the more senior classes. Payments from CLO equities are uncertain and contingent upon available cash flows only after the obligations of each of the senior debt tranches have been satisfied. For these reasons, the Fund considers any payments from CLO equities as contingent receivables or assets. In accordance with ASC 450- 30 Gain Contingencies, a gain contingency is defined as “a gain will incur if certain future events occur or not occur”, and “a gain contingency is not recognized in the financial statements.”

2.	Please describe accounting policies related to the treatment of return of capital on CLO equities.

Response: The return of capital (“ROC”) from CLO equity is calculated by comparing the third-party pricing vendor’s market prices before and after the payment and the payment amount. The return of capital is calculated as excess of the payment above the decrease in the market price before and after the payment.

* * * * *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact the undersigned. Thank you.

Sincerely,

/s/RITA DAM
Rita Dam
Assistant Treasurer
626-914-1041

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